Exhibit 99.1

September 12, 2018

PV Nano Cell and Filgen, Japan Sign a Sales and Marketing Cooperation

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE / September 12, 2018 /PV Nano Cell Ltd. (OTCQB: PVVNF), an innovative producer of single-crystal, metal nano metric based products and conductive digital inks which are also suitable for 3D printing, and Filgen, a leading materials supplier company in Japan, announced they have started a cooperation to distribute and sell PV Nano Cell Sicrys™ inks in Japan. This commercial cooperation is a significant step for PV Nano Cell to expand its presence in Japan.

PV Nano Cell is the developer of the state-of-the-art Sicrys™ conductive inks based on single crystal nano particles of silver and copper.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are excited to cooperate with Filgen and introduce our Sicrys™ inks to the Japanese demanding market. The fact that Filgen, a leading supplier of materials and nano-materials in Japan, has chosen us following a rigorous and comprehensive process is an additional market recognition for our Sicrys™ unique products. This is in continuation to the commercial agreements signed recently with leading companies such as Merck and others to supply commercial quantities of our Sicrys™ products.”

See https://ir.pvnanocell.com/press-releases

About Filgen

Filgen is a Japanese company that supports the development of nanotechnology. Filgen offer research reagents, industrial materials and electron microscope analysis services besides our own brand scientific instruments. Filgen is contributing to the development of next generation technologies such as solar photovoltaics and organic EL by selling a number of cutting edge materials such as carbon nanotubes and quantum dots.

See: https://filgen.jp/business_partner/indexE.htm

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are been implemented in mass production applications and used all over the world in a range of digital printing applications developments, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-looking Statements

This press release contains forward-looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

SOURCE: PV Nano Cell Ltd.